EXHIBIT 99.1

POET Technologies Reports Third Quarter 2019 Financial Results

SAN JOSE, Calif., Nov. 21, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the three and nine months ended September 30, 2019. The Company’s financial results as well as the Management Discussion and Analysis for the periods have been filed on SEDAR.

Third Quarter and Recent Highlights:

  Revenue, including contribution from discontinued operations, was US$1.2 million compared to US$1.4 million in Q2 2019; revenue for the 9 months ended September 30, 2019 increased by 88% to US$4.4 million from US$2.3 million in the same period in 2018;
  Gross margin, including contribution from discontinued operations, increased to 71% from 70% in Q2 2019; gross margin for the 9 months ended September 30, 2019 increased to 74% from 59% in 2018;
  The fifth and final tranche of Convertible Debenture private placement was closed for gross proceeds of US$137,000 (C$182,000), bringing the total capital raised through Convertible Debentures to approximately US$3.7 (C$5.0) million;
  The Company held its Annual General Meeting on September 20, 2019 in Toronto at which its current slate of directors was re-elected for another term; a Special Meeting of the Shareholders was also held on October 24, 2019 at which 99% of shareholders voted in favor of the sale of DenseLight;
  The Company signed a definitive agreement for the sale of DenseLight on August 20, 2019 and completed the sale on November 8, 2019. The first tranche payment of US$8 million was received on November 8, 2019. Two additional tranche payments of US$13 million and US$5 million are expected to be received on or before December 31, 2019 and May 31, 2020, respectively. In connection with the sale, the Company recognized a gain of approximately US$10 million;
  The Company repaid its debt in full to the secured lenders and subsequently all security interests in the assets of POET were discharged;
  Announced the appointment of Vivek Rajgarhia as President and General Manager of the Company, while Suresh Venkatesan added the title of Chairman to his existing role as CEO.

Financial Summary

Due to the sale of its wholly owned subsidiary, DenseLight Semiconductor Pte Ltd (“DenseLight”), the Company is required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The financial statements filed today reflect this classification.  The Company operated as a single integrated entity until November 8, 2019, the Closing Date of the sale transaction.  For comparative purposes, all financial data below represent the combined results from both continuing and discontinued operations and is presented on a proforma, non-IFRS basis in the table at the bottom of this press release.  The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

For the third quarter of 2019, revenue, including contribution from discontinued operations, was US$1.2 million, compared with US$1.4 million in the second quarter of 2019 and US$0.9 million in the third quarter of 2018. The quarterly decrease in revenue resulted from a slowing of device sales from DenseLight resulting from weaker industry-wide demand. Gross margin for the third quarter of 2019 was 71% compared to 70% in the preceding quarter but showed substantial improvement over the 59% recorded in the same quarter last year, due to the higher proportion of NRE in the revenue mix.

Consolidated net loss, including discontinued operations, in the third quarter of 2019 was (US$2.9) million, or ($0.01) per share, compared with a net loss of (US$3.8) million, or ($0.01) per share, in the second quarter of 2019 and a net loss of (US$4.9) million, or ($0.02) per share, in the third quarter of 2018. The net loss in the third quarter of 2019 included non-cash stock-based compensation of US$0.9 million, non-cash depreciation and amortization of US$42,000, compared with non-cash stock-based compensation and non-cash depreciation and amortization of US$0.8 million and US$35,000, respectively, in the preceding quarter.  Non-cash stock-based compensation and depreciation and amortization were US$1.1 million and US$0.6 million, respectively, in the third quarter of 2018.  The reduction of depreciation and amortization expense in 2019 is a result of the classification of the DenseLight subsidiary as discontinued operations, for which depreciation and amortization expense is not recognized.

During the third quarter of 2019, the Company had non-cash debt-related finance costs of US$235,000 compared to US$164,000 in the second quarter of 2019.  There were no debt-related finance costs in the third quarter of 2018. Third quarter 2019 interest paid on funds borrowed amounted to US$209,000 compared to US$137,000 in the second quarter of 2019. No interest was paid in third quarter of 2018.

On a non-IFRS basis, cash operating loss in the third quarter of 2019 was (US$1.9) million compared to (US$2.8) million in the prior quarter and (US$3.0) million during the same quarter in 2018.

The Company intends to continue reporting revenues consolidated with the DenseLight operation through November 8, 2019, since the bulk of its R&D, production and sales activities were conducted there.  With the closing now completed, DenseLight is expected to remain a key development partner and supplier to POET.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS.  These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET prior to the sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position prior to the sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such pro forma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18

Sales	1,182,729	1,358,473	1,832,241	1,555,714	907,044
Cost of sales	(348,869)	(410,447)	(362,977)	(509,164)	(378,688)
Research and development	(2,011,887)	(2,233,298)	(1,885,906)	(2,531,564)	(2,087,146)
Depreciation and amortization	(41,748)	(34,798)	(48,216)	(666,272)	(640,517)
Professional fees	(374,524)	(194,031)	(183,163)	(275,267)	(105,758)
Wages and benefits	(677,200)	(657,239)	(605,831)	(608,197)	(617,334)
Management and consulting fees	(31,230)	(30,834)	(31,033)	(31,242)	(41,638)
Stock-based compensation	(917,646)	(766,503)	(832,433)	(1,017,127)	(1,149,095)
General expenses and rent	(427,231)	(487,124)	(632,023)	(512,771)	(718,095)
Debt issuance cost	(124,522)	(101,901)	-	-	-
Impairment and other loss	-	-	-	22,058	(178,775)
Interest expense	(346,925)	(223,755)	(13,384)	-	-
Other (income), including interest	1,174,838	1,579	80,183	903,656	(3,757)
Taxes	-	-	-	74,485	74,485
Net loss before taxes	(2,944,215)	(3,779,878)	(2,682,542)	(3,595,691)	(4,939,274)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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